Exhibit 99.1

HUHUTECH Expects Two Japan Projects with Estimated Aggregate Value of Approximately $12 Million to Advance Toward Contracting in Q4 2026

Potential repeat engagements with existing customers; if finalized, execution anticipated from mid-2027 through the end of 2028

WUXI, China, Sept. XX, 2026 (GLOBE NEWSWIRE) -- HUHUTECH International Group Inc. (Nasdaq: HUHU) (“HUHU” or the “Company”), a system integration provider that designs and implements integrated facility management systems and industrial automation monitoring systems for the optoelectronic, semiconductor, telecom, and logistics industries, today detailed two potential projects in Japan with separate existing customers that the Company anticipates may advance toward contracting in the fourth quarter of 2026. Based on the Company’s current estimates, the two potential projects have an aggregate value of approximately US$12 million.

One project covers power system engineering and the other covers heated piping system integration. If finalized as anticipated, project execution is currently expected to begin in approximately June 2027 and continue through the end of 2028. If finalized, the projects would be performed through HUHUTECH’s existing operations in Japan, including in Kumamoto Prefecture and through its Hiroshima Project Office, launched in December 2025, consistent with the Company’s focus on fewer, larger engagements in Japan.

“When existing customers come back with new projects, it tells us our engineering and delivery in Japan are meeting the standard this market demands,” said Yujun Xiao, Chief Executive Officer of HUHUTECH. “If finalized, these two projects would provide project visibility extending through 2028 and further strengthen our position in one of the world’s most demanding semiconductor markets.”

Mr. Xiao continued, “Beyond our semiconductor customer base, we believe our power system capabilities are well suited to other infrastructure-intensive sectors, including computing infrastructure, where power reliability and system sophistication are increasingly critical. We intend to pursue opportunities in Japan through both repeat engagements with established customers and new customer relationships across these industries.”

The projects described above remain subject to further commercial discussions, definitive agreements and the receipt of purchase orders. The estimated aggregate value described above reflects the Company’s current expectations and is not based on definitive agreements. The final contract value, if any, may differ materially from this estimate, including as a result of changes in project scope or fluctuations in foreign currency exchange rates. There can be no assurance that either project will be finalized on the anticipated terms, value or timeline, or at all.

About HUHUTECH International Group Inc.

HUHUTECH International Group Inc. (Nasdaq: HUHU) is a professional system integration provider that designs and implements integrated facility management systems and industrial automation monitoring systems for the optoelectronic, semiconductor, telecom, and logistics industries. Through its operating subsidiaries in the People’s Republic of China, Japan, the United States, Germany, and Singapore, the Company delivers customized fixed-price engagements spanning project planning, system coding, hardware installation and configuration, and also supplies related equipment. HUHU China holds a first-class construction enterprise qualification and maintains “high-tech enterprise” tax status in the PRC through December 2028. The Company is headquartered in Wuxi, Jiangsu Province, China. For more information, visit https://ir.huhutech.com.cn.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. All statements other than statements of historical facts included in this announcement are forward-looking statements. Forward-looking statements include, but are not limited to, express or implied statements regarding expectations, hopes, beliefs, intentions, or strategies of the Company regarding the future. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based solely on the Company’s current beliefs, expectations, and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. Forward-looking statements are based on current expectations and assumptions that, while considered reasonable, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. The Company’s actual results may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s annual report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 28, 2026, and the Company’s other filings with the Commission. Except as required by law, the Company undertakes no obligation to update any forward-looking statement, whether written or oral, publicly, that may be made from time to time, whether as a result of new information, future developments, or otherwise.

Company Contact

Email: ir@huhutech.com

Website: www.huhutech.com

Investor Relations Contact

Matthew Abenante, IRC

President

Strategic Investor Relations LLC

Phone: +1 (347) 947-2093

Email: matthew@strategic-ir.com

Web: www.strategic-ir.com

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